Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@rrsat.com

For Immediate Release

ZONEMEDIA PARTNERS WITH RRSAT
FOR TRANSMISSION OF REALITY ZONE INTO ASIA

Additional Agreement with Zonemedia

OMER, Israel – March 12, 2007 – RRSat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that Zonemedia has selected RRSat for distribution of its reality TV channel, Zone Reality, into Asia using Intelsat-10 (PAS-10) satellite.

Zonemedia will also use RRSat’s Conditional Access System to encrypt the channel.

“The close working relationship with Zonemedia started several years ago when RRSat started distributing Zone Reality to Israel’s satellite operator”, said Lior Rival, VP Sales and Marketing of RRSat. “In light of the successful relationship, Zonemedia decided to extend its cooperation with RRSat and to use RRSat’s Global distribution network. Reality TV will be joining over 300 of RRSat’s other existing channels. We believe this is the beginning of a worldwide cooperation that will extend to other areas and other channels operated by Zonemedia”.

Andreea Buga, Vice President Operations and Studios at Zonemedia said, “We have been very satisfied with the service given by RRSat over the last few years with our current distributed content. We intend to continue to work with RRSat in order to leverage their broad global distribution network, and additional content management services, in order to further grow our product offering and reach new customers worldwide. We look forward to continuing to develop this very successful and mutually productive relationship.”

About RRSat Global Communications Network Ltd.
RRSat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRSat is able to offer high-quality and flexible global distribution services for content providers. RRSat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRSat concurrently provide these services to more than 285 television channels and more than 80 radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

About Zonemedia
Based in London, Zonemedia is a leading international broadcaster and distributor of thematic television channels. The company was founded in 1991 and today has 18 offices and studios throughout Europe, Asia and Latin America. Zonemedia owns and operates nine thematic channels: Zone Reality, Zone Reality Extra, Zone Europa, Zone Romantica, Zone Club, Zone Horror, Zone Thriller, Zone Fantasy and Extreme Sports Channel, which are broadcast in over 125 countries in 24 languages, with over 300 million paying subscribers. In addition, Zonemedia has a successful channel representation business and currently represents over 30 international channels from such companies as Viacom, Turner, Hallmark, MTV, Discovery and Eurosport. Zonemedia also has a programme distribution business and continues to syndicate formats, series and specials from the world’s top producers. www.zonemedia.net. Zonemedia is 90 percent owned by Chellomedia, a division of Liberty Global Inc.

Safe harbor statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Registration Statement on Form F-1 filed on October 31, 2006 and our Current Reports on Form 6-K.

Information in this press release concerning Zonemadia has not been independently verified by RRSat and is based solely on information provided to RRSat by Zonemedia for inclusion in this press release.